Exhibit 4.18

July 31st, 2014

For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Stand Best Creation Limited (the “Company”), Mr. Huang Jia Dong, Mr. Wong Kung Tok and Sound Treasure Limited, an affiliate of Mr Huang Jia Dong, hereby agree as follows effective as of the date of this letter agreement:

1.	Mr. Huang Jia Dong and Mr. Wong Kung Tok represent and warrant that as of the date of this letter agreement Mr. Wong Kung Tok has transferred to Mr. Huang Jia Dong all of Mr. Wong Kung Tok’s right, title and interest to loans (the “Loans”) in the aggregate principal amount of RMB40,215,106, that are outstanding and were previously owed by the Company to Mr. Wong Kung Tok. Mr. Huang Jia Dong and Mr. Wong Kung Tok further represent and warrant that the Loans are non-interest bearing, unsecured and repayable on demand.
2.	Mr. Wong Kung Tok hereby relinquishes any claims to the Loans and confirms that effective the date of this Letter Agreement no amounts are owed to him by the Company or any parent, subsidiary or affiliated entity of the Company.
3.	The parties represent and covenant that the Loans include amounts that were advanced by Mr Wong Kung Tok at the direction of Huang Jia Dong on behalf of the Company to Taishin International Bank (Hong Kong) pursuant to the terms of the Company’s foreign currency transactions agreements with Taishin International Bank (Hong Kong).
4.	The parties represent and covenant that, as of the date of this letter agreement, the Company has deposited, out of its own funds, a sum of RMB8,486,536 (the “Deposits”) as collateral for the Company’s foreign currency transactions agreements with Taishin International Bank (Hong Kong).
5.	Pursuant to the novation agreement dated July 30, 2014 among Sound Treasure Limited, Taishin International Bank (Hong Kong) and the Company, Sound Treasure Limited, assumed all the Company’s foreign currency transactions agreements with Taishin International Bank (Hong Kong) and received all the assets (including the Deposits) and assumed all of the liabilities arising out of or related to those agreements.
6.	The Company hereby agrees to permit Sound Treasure Limited to forego the repayment of such Deposits to the Company and to transfer all right, title and interest in the Deposits to Sound Treasure Limited.

7.	Each of Mr. Huang Jia Dong and Sound Treasure Limited hereby agree to forgive and do forever release the Company, and every subsidiary, parent and affiliated entity of the Company, from the obligation to repay the Loans to the extent of RMB20,734,306 in relation to the foreign currency transactions agreements.

Whereupon, the undersigned intending to be bound hereby execute this Agreement as of the 30th day of July 2014.

_____________
Huang Jia Dong

_____________
Wong Kung Tok

SOUND TREASURE LIMITED

By: _______________________
Name: Huang Jia Dong
Title: Director

STAND BEST CREATION LIMITED

By: _______________________
Name: Huang Jia Dong
Title: Director